                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K





(Mark One)

{X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          AND EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 1996
                           -----------------

                                       OR


{ )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          AND EXCHANGE ACT OF 1934

For the transition period from __________________________  to _________________



Commission file number 0-16668
                       -------

     A.   Full title of the plan and the address of the plan:

          WSFS Financial Corporation
          401(k) Savings and Retirement Plan
          838 Market Street
          Wilmington, DE  19899

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          WSFS Financial Corporation
          838 Market Street
          Wilmington, DE  19899

                              REQUIRED INFORMATION




The audited financial statements required are incorporated herein by reference from the Financial Statements and Supplemental Information, December 31, 1996, attached as Exhibit 1.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  WSFS Financial Corporation
                                              401(k) Savings and Retirement Plan




DATE: July 1, 1997                                       /s/  R. WILLIAM ABBOTT
                                                         -----------------------
                                                              R. William Abbott
                                                              Plan Administrator

                                    EXHIBIT 1

                           WSFS FINANCIAL CORPORATION
                       401(K) SAVINGS AND RETIREMENT PLAN

                Financial Statements and Supplemental Information

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                Financial Statements and Supplemental Information
                           for the Year Ended 12/31/96

                           WSFS FINANCIAL CORPORATION

                       401(k) SAVINGS AND RETIREMENT PLAN

                              Financial Statements
                                       and
                            Supplemental Information

                                      Index

                                                                                                                   Page(s)
                                                                                                                   -------
Report of Independent Auditors..........................................................................           1

Financial Statements:

         Statements of Net Assets Available for Benefits................................................           2-3

         Statements of Changes in Net Assets Available for Benefits.....................................           4-6

         Notes to Financial Statements..................................................................           7-15

Supplemental Information:

         Schedule I - Item 27a:  Schedule of Assets held for Investment
                                 Purposes...............................................................           16

         Schedule II - Item 27d:  Schedule of Reportable Transactions...................................           17

                         REPORT OF INDEPENDENT AUDITORS


To the Participants and
Administrator of the
WSFS Financial Corporation
401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings and Retirement Plan of WSFS Financial Corporation (the
Plan) for the years ended December 31, 1996 and 1995 and the related statements of changes in net assets available for benefits for each of the years in the three year period then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1996 and 1995 financial statements referred to above present fairly, in all material respects, the information regarding the Plan's net assets available for benefits as of December 31, 1996 and 1995, and changes in net assets therein for the years then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the 1996 basic financial statements taken as a whole. The supplemental information included in the schedules of assets held for investment purposes and reportable transactions is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The 1996 supplemental information and fund information have been subjected to the auditing procedures applied in the audit of the 1996 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 basic financial statements taken as a whole.

/s/ KPMG Peat Marwick, LLP
June 19, 1997
Philadelphia, Pennsylvania

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
                 Statement of Net Assets Available for Benefits
                          Year Ended December 31, 1996




                                  Money Market   Bond    Large Cap   Small Capital
                                      Fund       Fund    Stock Fund      Fund
                                  ------------ --------  ----------  -------------

Assets:
Investments, at fair value.........$1,201,368  $ 905,415  $2,328,237   $ 980,752
Receivables:
    Accrued income (loss)..........       (33)        80         (75)         15
    Loans to participants..........
                                   ----------- ---------  ----------   ---------
Net assets available for benefits..$1,201,335  $ 905,495  $2,328,162   $ 980,767
                                   ==========  =========  ==========   =========

(Re-Stub Table)

                                                      WSFS
                                                    Financial
                                    International    Common       Loan
                                        Fund       Stock Fund     Fund        Total
                                    -------------  ----------  ---------   -----------

Assets:
Investments, at fair value........   $ 510,954     $5,100,113              $11,026,839
Receivables:
    Accrued income (loss).........          14            203                      204
    Loans to participants.........                              $435,406       435,406
                                     ---------     ----------   --------   -----------
Net assets available for benefits.   $ 510,968     $5,100,316   $435,406   $11,462,449
                                     =========     ==========   ========   ===========

The accompanying notes are an integral part of these financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
                 Statement of Net Assets Available for Benefits
                          Year Ended December 31, 1995



                                 Money Market        Bond         Large Cap       Small Capital
                                     Fund            Fund        Stock Fund           Fund
                                 ------------    -----------     -----------      -------------
Assets:
Investments, at fair value ....  $ 1,215,855     $   980,294     $ 1,778,665      $  806,286
Receivables:
    Accrued income (loss) .....       (4,178)         (5,375)         11,398           7,286
    Receivable from employer           2,302
    Loans to participants .....
                                 -----------     -----------     -----------      ----------
    Net assets available
            for benefits ......  $ 1,213,979     $   974,919     $ 1,790,063      $  813,572
                                 ===========     ===========     ===========      ==========

(Re-Stub Table)

                                                   WSFS
                                                 Financial
                                 International    Common
                                      Fund         Fund           Loan Fund           Total
                                 -------------   ----------       ---------       ------------

Assets:
Investments, at fair value ....  $ 469,042      $ 4,979,678                       $ 10,229,820
Receivables:
    Accrued income (loss) .....      4,800           11,726                             25,657
    Receivable from employer                                                             2,302
    Loans to participants......                                   $ 408,593            408,593
                                 ---------      -----------       ---------       ------------
    Net assets available
            for benefits.......  $ 473,842      $ 4,991,404       $ 408,593       $ 10,666,372
                                 =========      ===========       =========       ============


The accompanying notes are an integral part of these financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1996

                                                           Money Market         Bond        Large Cap      Small Capital
                                                              Fund              Fund        Stock Fund         Fund
                                                           ------------      -----------   -----------     -------------
Additions to net assets attributed to:
Investment Income:
    Net realized and unrealized
     appreciation in fair value of
     investments ......................................                      $    20,244   $   437,665      $   181,293
    Interest and dividends ............................     $    66,786              (23)          140              177
                                                            -----------      -----------   -----------      -----------
                                                                 66,786           20,221       437,805          181,470
                                                            -----------      -----------   -----------      -----------

Contributions:
    Employer ..........................................          31,399           17,045        26,954           16,916
    Employee ..........................................          59,479           49,314       122,255           93,459
                                                            -----------      -----------   -----------      -----------
                                                                 90,878           66,359       149,209          110,375
                                                            -----------      -----------   -----------      -----------
Transfers from other qualified plans
    on behalf of participants .........................                                          6,166
                                                            -----------      -----------   -----------      -----------


Total additions .......................................         157,664           86,580       593,180          291,845
                                                            -----------      -----------   -----------      -----------
Participant withdrawals from
    net assets ........................................        (226,291)        (128,173)     (248,021)        (240,178)
Supplemental interfund transfers and
    employee contributions ............................          81,777          (22,143)      189,026           72,354
Net transfers to loan fund ............................         (25,794)          (5,688)        3,914           43,174
                                                            -----------      -----------   -----------      -----------

Net increase (decrease) ...............................         (12,644)         (69,424)      538,099          167,195

Net assets available for benefits:
    Beginning of year .................................       1,213,979          974,919     1,790,063          813,572
                                                            -----------      -----------   -----------      -----------
    End of year .......................................     $ 1,201,335      $   905,495   $ 2,328,162      $   980,767
                                                            ===========      ===========   ===========      ===========

(Re-Stub Table)

                                                                                 WSFS
                                                                               Financial
                                                           International        Common             Loan
                                                                 Fund          Stock Fund          Fund           Total
                                                           -------------       ----------          -----          -----
Additions to net assets attributed to:
Investment Income:
    Net realized and unrealized
     appreciation in fair value of
     investments....................                       $  44,602           $  409,839                    $1,093,643
    Interest and dividends..........                             313              104,380      $  50,666        222,439
                                                           ---------           ----------      ---------     ----------
                                                              44,915              514,219         50,666      1,316,082
                                                           ---------           ----------      ---------     ----------

Contributions:
    Employer........................                          14,413              547,745                       654,472
    Employee........................                          58,460              103,645                       486,612
                                                           ---------           ----------      ---------     ----------
                                                              72,873              651,390                     1,141,084
                                                           ---------           ----------      ---------     ----------
Transfers from other qualified plans
    on behalf of participants......                                                70,748                        76,914
     76,914                                                ---------           ----------      ---------     ----------

Total additions ....................                         117,788            1,236,357         50,666      2,534,080
                                                           ---------           ----------      ---------     ----------

Participant withdrawals from
    net assets......................                         (94,665)            (735,020)       (65,655)    (1,738,003)
Supplemental interfund transfers and
    employee contributions..........                          10,353             (331,367)
Net transfers to loan fund .........                           3,650              (61,058)        41,802
                                                           ---------           ----------       --------     ----------

Net increase (decrease).............                          37,126              108,912         26,813        796,077

Net assets available for benefits:
    Beginning of year...............                         473,842            4,991,404        408,593     10,666,372
                                                           ---------           ----------      ---------    -----------
    End of year ....................                       $ 510,968           $5,100,316      $ 435,406    $11,462,449
                                                           =========           ==========      =========    ===========

The accompanying notes are an integral part of these financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1995

                                           Money Market       Bond       Large Cap        Small Capital
                                               Fund           Fund       Stock Fund           Fund
                                           ------------  -----------     ----------       -------------
Additions to net assets attributed to:
  Investment Income:
   Net realized and unrealized
    appreciation in fair value of
    investments .......................                  $   156,027      $ 451,398           $ 152,993
   Interest and dividends ..............  $     76,361           352          3,559               5,666
                                          ------------   -----------      ---------           ---------
                                                76,361       156,379        454,957             158,659
                                          ------------   -----------      ---------           ---------
Contributions:
    Employer ...........................        34,476        18,599         27,264              23,071
    Employees ..........................        73,379        60,810        124,988             106,213
                                          ------------   -----------      ---------           ---------
                                               107,855        79,409        152,252             129,284
                                          ------------   -----------      ---------           ---------

Transfers from other qualified plans
    on behalf of participants ..........                                        714               1,260
                                          ------------   -----------      ---------           ---------
Total additions ........................       184,216       235,788        607,923             289,203
                                          ------------   -----------      ---------           ---------
Participant withdrawals from
    net assets .........................      (158,307)      (65,851)      (119,908)            (18,804)
Supplemental interfund transfers and
    employee contributions .............       (12,234)       17,296         23,754              (7,960)
Net transfers to loan fund .............        18,354       (11,970)       (16,848)             (9,641)
                                          ------------   -----------      ---------           ---------
    Net increase ......................         32,029       175,263        494,921             252,798

Net assets available for benefits:
    Beginning of year ..................     1,181,950       799,656      1,295,142             560,774
                                          ------------   -----------     ----------           ---------
    End of year ........................  $  1,213,979   $   974,919     $1,790,063           $ 813,572
                                          ============   ===========     ==========           =========

(Re-Stub Table)

                                               WSFS
                                             Financial
                                          International      Common
                                              Fund        Stock Fund       Loan Fund           Total
                                          ------------   -----------     -----------          ----------
Additions to net assets attributed to:
 Investment Income:
  Net realized and unrealized
   appreciation in fair value of
   investments..........................       $38,946   $ 2,280,760                        $  3,080,124
Interest and dividends..................           (56)      106,199     $    37,681             229,762
                                          ------------   -----------     -----------        ------------
                                                38,890     2,386,959          37,681           3,309,886
                                          ------------   -----------     -----------        ------------
Contributions:
  Employer..............................        17,583     1,210,122                           1,331,115
  Employees.............................        77,279        81,292                             523,961
                                          ------------   -----------     -----------        ------------
                                                94,862     1,291,414                           1,855,076
                                          ------------   -----------     -----------        ------------
Transfers from other qualified plans
  on behalf of participants.............           357         8,376                              10,707
                                          ------------   -----------     -----------        ------------

Total additions.........................       134,109     3,686,749          37,681           5,175,669
                                          ------------   -----------     -----------        ------------
Participant withdrawls from
  net assets............................       (11,859)     (301,612)        (14,189)           (690,530)
Supplemental interfund transfers and
  employee contributions................       (61,137)      181,067                             140,786
Net transfers to loan fund..............         8,891        (6,191)         17,405
                                          ------------    ----------     -----------        ------------
  Net increase..........................        70,004     3,560,013          40,897           4,625,925

Net assets available for benefits:
  Beginning of year.....................       403,838     1,431,391         367,696           6,040,447
                                          ------------    ----------     -----------        ------------
  End of year.........................    $    473,842    $4,991,404     $   408,593        $ 10,666,372
                                          ============    ==========     ===========        ============

The accompanying notes are an integral part of these financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1994


                                                Money Market        Bond           Large Cap      Small Cap
                                                    Fund            Fund           Stock Fund        Fund
                                                ------------     -----------       ----------     ----------
Additions to net assets attributed to:
  Investment income:
    Net realized and unrealized
       appreciation (depreciation) in
       fair value of investments............                     $   (29,086)      $  (61,915)    $   10,762
    Interest and dividends .................    $     49,865              75                             157
                                                ------------     -----------       ----------     ----------
                                                      49,865         (29,011)         (61,915)        10,919
                                                ------------     -----------       ----------     ----------

Contributions:
    Employer................................          23,228          21,821           26,184         18,415
    Employees ..............................          53,727          65,261          102,190         70,568
                                                ------------     -----------       ----------     ----------
                                                      76,955          87,082          128,374         88,983
                                                ------------     -----------       ----------     ----------
Transfers from other qualified plans
    on behalf of participants...............
                                                ------------     -----------       ----------     ----------

Total additions ............................         126,820          58,071           66,459         99,902
                                                ------------     -----------       ----------     ----------

Participant withdrawals from
    net assets .............................        (108,045)        (30,863)         (68,069)        (5,674)
Supplemental interfund transfers
    and employee contributions .............         763,815        (124,318)         150,801       (435,079)
Net transfers among funds...................        (643 466)        147,190           (3,213)       447,085
                                                ------------     -----------       ----------     ----------

    Net increase (decrease) ................         139,124          50,080          145,978        106,234

Net assets available for benefits:
    Beginning of year.......................       1,042,826         749,576        1,149,164        454,540
                                                ------------     -----------       ----------     ----------


    End of year ............................      $1,181,950      $  799,656       $1,295,142     $  560,774
                                                  ==========      ==========       ==========     ==========

(Re-Stubbed Table)

                                                                     WSFS           WSFS
                                                                   Financial      Financial
                                                  International     Common       Preferred
                                                      Fund         Stock Fund     Stock Fund     Loan Fund         Total
                                                  -------------   -----------     ----------    -----------     ----------
Additions to net assets attributed to:
  Investment income:
    Net realized and unrealized
       appreciation (depreciation) in
       fair value of investments............        $   (1,025)   $  (186,306)   $    36,628                    $ (230,942)
    Interest and dividends..................               148            726                   $    32,174         83,145
                                                    ----------    -----------    -----------    -----------     ----------
                                                          (877)      (185,580)        36,628         32,174       (147,797)
                                                    ----------    -----------    -----------    -----------     ----------

Contributions:
    Employer................................            11,633        303,118            860                       405,259
    Employees ..............................            52,408         40,001          3,156                       387,311
                                                    ----------    -----------    -----------    -----------     ----------
                                                        64,041        343,119          4,016                       792,570
                                                    ----------    -----------    -----------    -----------     ----------
Transfers from other qualified plans
    on behalf of participants...............               545                                                         545
                                                    ----------    -----------    -----------    -----------     ----------

Total additions ............................            63,709        157,539         40,644        32,174         645,318
                                                    ----------    -----------    -----------    -----------     ----------

Participant withdrawals from
    net assets .............................            (5,497)       (41,949)       (78,515)       (4,283)       (342,895)
Supplemental interfund transfers
    and employee contributions .............          (314,566)       177,182         92,462       (14,037)        296,260
Net transfers among funds...................           325,671        557,143       (606,243)     (224,167)
                                                    ----------    -----------    -----------    -----------     ----------
    Net increase (decrease) ................            69,317        849,915       (551,652)     (210,313)        598,683

Net assets available for benefits:
    Beginning of year.......................           334,521        581,476        551,652       578,009       5,441,764
                                                    ----------    -----------    -----------    -----------     ----------


    End of year ............................        $  403,838     $1,431,391   $               $  367,696      $6,040,447
                                                    ==========     ==========   ============    ==========      ==========


The accompanying notes are an integral part of these financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
                          Notes to Financial Statements


Note 1 - Description of Plan:

The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual long-term financial objectives. The Plan is subject to the provisions of the Employees Retirement Income Security Act of 1974 (ERISA). The following description of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the "Plan"), provides only general information. Participants should refer to the Plan Agreement or the Summary Plan Description for a more complete description of the Plan's provisions.

     Plan Amendment:

Effective July 1, 1993, the Plan was amended with the most notable changes being the addition of two new investment funds (Small Cap and International Stock Funds), increased employer contributions and a new vesting schedule for employer contributions. Each of these amendments is discussed further in the captions that follow.

     Eligibility:

All full- and part-time employees of WSFS Financial Corporation or its subsidiaries ("the Employers") who were employed on or before June 30, 1993 were eligible to participate on the first of the month following 90 days of service. Employees hired after June 30, 1993 are eligible to participate following the completion of one year of continuous employment, 1,000 hours of service and attainment of age 21.

     Contributions:

Participants may authorize the Employers to make payroll deductions under the Plan from 1% to 15% of their base salary not to exceed $9,500 in 1996. The percentage contribution may be increased, decreased, revoked or resumed at any time during the year. Such changes are effective as of the next pay period. Contributions made by participants are credited to their individual accounts and are made on a pre-tax basis assuming applicable regulations set forth in the Internal Revenue Code are satisfied.

All contributions made by the Employers on participants' behalf are also on a pre-tax basis. The Employers' contributions to the Plan are made monthly and comprise the following:

1. Company Matching Contribution - An employer matching contribution program was implemented effective July 1, 1993. The Company matches 25% of the employee's contribution up to 6%. The matching contribution is in the form of WSFS Financial common stock.

2. Employer Discretionary Profit Sharing Contribution - Effective July 1, 1993, the Company implemented a profit sharing program. The allocation formula was amended and effective October 1, 1995. The contribution for each eligible participant is calculated on a pro-rata basis of the

     Participant's compensation in relation to the total compensation of all participants. The profit sharing contribution is in the form of WSFS Financial common stock and consists of two parts:

                  o Base Contribution - Awarded quarterly as predetermined targets are achieved.
                  o Supplemental Contribution - Awarded at year end or shortly thereafter in the event the Company equalled or exceeded budgeted targets for the entire year.

     During the year ended December 31, 1996, the Board of Directors approved a Supplemental Contribution of $140,000 to the 401(K) Plan. The contribution was invested in WSFS Common Stock and distributed to the Plan for the year ended December 31, 1996. The distribution to Plan participants was calculated according to the amended formula discussed above.

3. Excess Flexible Benefit Funds - Under the Employers' BeneFlex programs, employees are provided a fixed amount of funds by the Employer which can be used to purchase optional employee benefits. In lieu of purchasing such benefits, employees may direct all or part of these funds to be contributed to the Plan on their behalf.

     Participants' accounts:

Participants' accounts are credited for their contributions and the Employers' contribution made on their behalf. Participants' accounts are also credited with an allocation of the earnings or losses of the Plan fund in which each participant's account is invested based upon the change in unit share price of all funds and for the money market fund upon the ratio of the account balance to the total of all participants' account balances in that fund.

     Vesting:

All employee contributions are 100% vested and are not subject to forfeiture for any reason. Employees hired on or before June 30, 1993 are also 100% vested in the Employer's contributions. Employer contributions which are forfeited by participants reduce future Employer contributions. Employees hired after June 30, 1993 will become vested in the Employer's contribution as follows:

                         Year of            Vested
                         Service          Percentages
                         -------          -----------

                           0-2                 0%
                             3                20%
                             4                40%
                             5                60%
                             6                80%
                             7               100%

     Withdrawals:

Participants' accounts are segregated between pre-January 1, 1988 and post-January 1, 1988 contributions. Employee contributions made subsequent to January 1, 1988 are made on a pre-tax basis and withdrawals are subject to tax and, in certain instances, penalty. Effective January 1, 1993, the Plan is required to withhold federal income taxes at a flat rate of 20% on the taxable portion of withdrawals that are not directly rolled over into an Individual Retirement Account (IRA) or another qualified retirement plan. This withholding tax does not apply to minimum distributions and annuity payments. Participant interest payments on loans, which are recorded as earnings, are made on a post-tax basis.

Under the Plan, participants may request hardship withdrawals of vested contributions (but not income earned on contributions after December 31, 1988) which must be approved by the Employee Benefits Committee and can only be made for one of the following reasons:

     1.  Purchase of primary residence of the participant
     2.  Preservation of primary residence
     3.  Certain medical expenses of a participant or their dependents
     4. Tuition for the next semester or quarter of post-secondary education of the employee, spouse or dependents.

Hardship withdrawals are subject to applicable withholding taxes.

     Loan provision:

Under the Plan, participants may obtain loans up to 50% of their vested account balance with a minimum loan of $1,000 and a maximum loan of $50,000. The interest rate on loans is 10%. Interest paid on the loan is added to the participant's account balance. Loans are secured by the participant's interest in the Plan.

     Investment funds:

Seven investment funds have been established with Wilmington Trust Company (Trustee) for the investment of participants and Employers contributions. The Small Cap Stock and International Funds were new investment options in 1993.

All contributions are allocated to the investment fund in accordance with the participant's individual investment election. Participants may elect to invest in increments of not less than 5% in any of the seven different funds. Participants may change their investment elections monthly. The Trustee is authorized to invest and reinvest the contributions allocated to each of the investment funds, including all sales proceeds, investment income and other payments received. A general description of the investments maintained in each fund is described below.

     Money Market Fund - This fund invests in fixed income securities, 80% of which will mature within 90 days and 20% which will mature within one year. This fund's objective is to provide maximum protection of principal value with a yield consistent with short-term interest rates.

     Bond Fund - This fund invests in a diversified mix of investment-quality, fixed income securities. The overall sensitivity of the portfolio's value to changes in interest rates is similar to that of the bond market as a whole. The fund's objective is to provide an above-average investment return consistent with the protection of principal value. An individual choosing this fund should be willing to accept some fluctuation in market value for capital appreciation opportunities

     Large Cap Stock Fund - This fund invests in well-established, high quality companies with large capitalizations (generally greater than $500 million). The stocks are chosen for their above average potential for capital appreciation and dividend growth.

     Small Cap Stock Fund - This fund specializes in smaller companies, generally those with market capitalizations under $500 million. The portfolio includes both emerging and well-established companies across a wide variety of industries. The fund's objective is to own stock in companies whose earnings in aggregate are projected to grow substantially faster than the economy.

     International Fund - This fund invests exclusively in non-U.S. markets across a wide range of industries and companies. Fund investments include companies in large, well-established countries as well as in some of the world's emerging markets.

     WSFS Financial Common Stock - This fund invests solely in shares of the common stock issued by WSFS Financial Corporation.

     WSFS Financial Preferred Stock Fund - This fund was transferred to the WSFS Financial Common Stock fund in 1994 when the Company's Preferred Stock was converted into Common Stock at a ratio of 6.47 shares of Common Stock for each share of Preferred Stock.

The Loan fund is used solely to hold principal and interest payments on outstanding loans and is not an investment alternative for contributions. However, amounts paid on outstanding loans are allocated to the seven investment funds in a manner consistent with the participant's individual investment elections.

         Administrative expenses:

Expenses relating to the administration of the Plan are paid by WSFS Financial Corporation. Costs incurred by the Plan relating to voluntary removal of funds in the form of loan proceeds or withdrawals are borne by the Plan participants.

Note 2 - Summary of Significant Accounting Policies:

     Basis of presentation:

The accompanying financial statements are prepared on the accrual basis of accounting. Revenues and expenses are recognized when earned or incurred in accordance with generally accepted accounting principles.

     Investment in securities:

Investments in short-term securities are valued at cost which approximates market. Investments in Wilmington Trust commingled funds are valued at market based on the quoted year-end market value of securities held by the funds. WSFS Financial Corporation common and preferred stock is valued at the year-end market price.

     Revenue recognition and method of accounting:

The Plan records all transactions on an accrual basis. Investment income is recorded as earned. The Plan calculates realized gains and losses and unrealized appreciation and depreciation as the difference between market value and cost; IRS Form 5500 calculates realized gains and losses and unrealized appreciation and depreciation as the difference between market value at time of sale and market value at the prior period year end.

     Fund accounting for income:

The Wilmington Trust commingled funds invest interest and dividend income within the fund to purchase more fund assets rather than distribute the income among investors in the fund.

Note 3 - Investments


The following table presents the fair values of investments. The investments in the Bond, Large Cap Stock, Small Cap Stock and International Stock Funds represent the Plan's undivided interest in the corresponding common or commingled trust funds maintained by Wilmington Trust Company.


                                                                                                        December 31,
                                                                                                  1996               1995
                                                                                                  ----               ----

Money Market Fund:
       Wilmington Trust Company Money Market Fund...............................                $1,173,847         $1,216,551
       Cash and cash equivalents ...............................................                    27,521               (696)
                                                                                               -----------         ----------
                                                                                               $ 1,201,368        $ 1,215,855
                                                                                               -----------         ----------
Bond Fund:
       Wilmington Trust Company Employee Benefit Strategic
             Fixed Income Fund (1996 - 55,752 units, 1995 -
             61,731 units)......................................................                $  905,415         $  980,286
       Wilmington Trust Company Money Market Fund...............................                         -              1,154
       Cash and cash equivalents................................................                         -             (1,146)
                                                                                               -----------         ----------
                                                                                               $   905,415        $   980,294
                                                                                               -----------         ----------

Large Cap Stock Fund:
       Wilmington Trust Company Value Equity Collective Fund
             (1996 - 33,608 units, 1995 - 31,815 units).........................                $1,208,548         $  931,534
       Wilmington Trust Company Growth Equity Collective Fund
             (1996 - 26,259 units, 1995 - 24,772) ..............................                 1,119,689            847,191
       Wilmington Trust Company Money Market Fund...............................                         -              1,897
       Cash and cash equivalents................................................                         -             (1,957)
                                                                                               -----------        -----------
                                                                                               $ 2,328,237        $ 1,778,665
                                                                                               -----------         ----------
Small Cap Stock Fund:
       Wilmington Trust Company Small Cap Portfolio Collective
             Fund (1996 - 41,841 units, 1995 - 41,906 units) ...................               $   980,752        $   806,262
       Cash and cash equivalents ...............................................                        -                  24
                                                                                               -----------        -----------
                                                                                               $   980,752        $   806,286
                                                                                               -----------        -----------
International Stock Fund:
       Wilmington Trust Company International Equity Collective
             Fund (1996 - 20,670, 1995 - 20,779 units) .........................               $   510,954        $   468,993
       Cash and cash equivalents ...............................................                         -                 49
                                                                                               -----------        -----------
                                                                                               $   510,954        $   469,042
                                                                                               -----------        -----------




                                                                                                       December 31,
                                                                                                1996                 1995
                                                                                                ----                 ----
WSFS Financial Common Stock Fund:
       WSFS Financial Corporation common stock (1996 - 500,600
             shares; 1995 - 552,824 shares) ....................................               $ 5,100,113        $ 4,975,416
       Wilmington Trust Company Money Market Fund...............................                         -            164,274
       Cash and cash equivalents ...............................................                         -           (160,012)
                                                                                               -----------        -----------
                                                                                               $ 5,100,113        $ 4,979,678
                                                                                               -----------        -----------
             Total investments .................................................               $11,026,839        $10,229,820
                                                                                               ===========        ===========



During the three year period ended December 31, 1996, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                                                                                  WSFS         WSFS
                                                           Large Cap  Small Cap                 Financial   Financial
                                                    Bond     Stock      Stock   International     Common    Preferred
                                                    Fund      Fund      Fund     Stock Fund    Stock Fund   Stock Fund     Total
                                                   -----    ---------  --------- ------------  ----------   ----------    -------
      1996

Net realized gain on sales of investments......  $ 23,489    $116,497   $ 63,018  $  13,719    $  337,017                $  553,740
Net change in unrealized appreciation
      (depreciation) of investments............    (3,245)    321,168    118,275     30,883        72,822                   539,903
                                                 --------    --------   --------  ---------    ----------    -------     ----------
                                                 $ 20,244     437,665   $181,293  $  44,602    $  409,839                $1,093,643
                                                 ========    ========   ========  =========    ==========    =======     ==========
      1995
Net realized gain on sales of investments......  $  5,181    $ 37,823   $ 19,400  $   3,304    $   78,397                   144,105
Net change in unrealized appreciation
      (depreciation) of investments............   150,846     413,575    133,593     35,642     2,202,363                 2,936,019
                                                 --------    --------   --------  ---------    ----------    -------     ----------
                                                 $156,027    $451,398   $152,993  $  38,946    $2,280,760                $3,080,124
                                                 ========    ========   ========  =========    ==========    =======     ==========
      1994

Net realized gain (loss) on sales of investment. $ (1,873)   $  1,411   $   (852) $    (642)   $  (44,665)   $36,628     $   (9,993)
Net change in unrealized appreciation
      (depreciation) of investments............   (27,213)    (63,326)    11,614       (383)     (141,641)                 (220,949)
                                                 --------    --------   --------  ---------    ----------    -------     ----------
                                                 $(29,086)   $(61,915)  $ 10,762  $  (1,025)   $ (186,306)   $36,628     $ (230,942)
                                                 ========    ========   ========  =========    ==========    =======     ==========

Note 4 - Income Tax Status:

The Plan administrator has obtained a tax determination letter requesting exemption from income tax under section 401(k) of the Internal Revenue Code. Accordingly, no provision for income tax is included in the accompanying financial statements.

Note 5 - Description of Priorities Upon Plan Termination:

Although WSFS Financial Corporation has not expressed any intention to terminate the Plan, it may do so at any time. In the event of a termination, each participant will receive a total distribution equal to their vested share of each of the funds. All unvested Employer contributions revert to the Employer in the event of a plan termination.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
                            Supplemental Information

                                                                  Schedule I
                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
            Item 27a: Schedule of Assets Held for Investment Purposes
                              at December 31, 1996
                           (Supplemental Information)



  Shares or                                                                                                      Current
Face Amount                  Description of investment                                           Cost              Value
-----------                  -------------------------                                          ----------       -------
                    Money Market Fund:

1,201,368           Wilmington Trust Co. Money Market Fund..........................            $1,173,847       $1,173,847
                    Uninvested cash ................................................                27,521           27,521
                                                                                                ----------       ----------
                                                                                                 1,201,368        1,201,368
                                                                                                ----------       ----------
                    Bond Fund:

55,752              Wilmington Trust Co. Employee Strategic Benefit
                         Fixed Income Fund .........................................               789,764          905,415
                                                                                                ----------       ----------

                    Large Cap Stock Fund:

33,608              Wilmington Trust Co. Value Equity Collective Fund...............               798,231        1,208,548
26,259              Wilmington Trust Co. Growth Equity Collective Fund....                         812,955        1,119,689
                                                                                                ----------        ---------
                                                                                                 1,611,186        2,328,237
                                                                                                ----------        ---------
                    Small Cap Stock fund:

41,841              Wilmington Trust Co. Small Cap Portfolio Collective
                         Fund .............................................................        726,003          980,752
                                                                                                ----------        ---------
                    International Stock Fund:

20,670              Wilmington Trust Co. International Equity Collective
                         Fund ......................................................               450,653          510,954
                                                                                                ----------        ---------


                    WSFS Financial Common Stock Fund:

500,600             WSFS Financial Common Stock......................                            2,742,499        5,100,113
                                                                                                ----------        ---------
                    Loan Fund:

                    Loans to participant.....................................                      435,406          435,406
                                                                                                ----------        ---------

                    Total ...................................................                   $7,956,879      $11,462,245
                                                                                                ----------        ---------

                    Schedule II


                              FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
                  Item 27d: Schedule of Reportable Transactions
                           (Supplemental Information)

                          (single transaction or series
                             of transactions in one
                             issue aggregating 5% or
                           more of the market value of
                         plan assets at January 1,1996)

                      For the Year Ended December 31, 1996



                                                                      Sales                                Number of       Names of
      Name of party and                                     ---------------------------                  Purchases and    Sales and
     description of assets              Purchases             Cost            Proceeds      Gain/(Loss)    Issuances     Redemptions
    ----------------------             -----------          -----------     -----------    ------------  -------------   -----------
    WSFS - Bond Fund                   $ 2,817,305          $ 1,386,313     $ 1,756,252    $   369,939        250             362

    WSFS - Short Term
      Investment Fund                    1,362,208            2,578,759       2,578,759                        19              21

    WSFS - Employer
      Common Stock Fund                  1,010,313            1,069,130       1,211,474